SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

Cuisine Solutions, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	52-0948383

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

85 South Bragg Street, Suite 600, Alexandria, VA	22312

(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following.  ☐

Securities Act registration statement number to which this form relates:	(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common stock, $0.01 par value per share	American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

1.

Item 1. Description of Registrant’s Securities to be Registered.

      Our authorized capital stock consists of 20,000,000 shares of common stock, $0.01 par value per share and 175,000 shares of Class B Stock, $0.01 par value per share.

      The following summary of the rights, preferences and privileges of our capital stock and certificate of incorporation and by-laws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws.

Common Stock

      There were approximately 15,953,038 shares of our common stock outstanding as of February 16, 2005. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Class B Stock

      There are currently no shares of Class B Stock outstanding. Under the terms of our certificate of incorporation, the Class B Stock is of equal rank with the common stock and the holders of Class B Stock shall be entitled to the identical rights, privileges and benefits as the holders of common stock, except that, unless otherwise required by law, the Class B Stock shall be non-voting.

Delaware Anti-Takeover Law and Charter and By-law Provisions

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not “opted out” from the application of Section 203.

2.

      Under our certificate of incorporation and by-laws, our board of directors is not divided into classes, and each director serves for a term of one year. Any vacancies on the board of directors may be filled by a majority vote of the remaining directors, although less than a quorum. Our certificate of incorporation and by-laws also provide that any director may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the shares of our then-outstanding capital stock entitled to vote.

      Our by-laws provide that meetings of stockholders may be called only by our chairman of the board, our secretary, or by a majority of our board of directors.

      The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of the company.

Liability and Indemnification of Officers and Directors

      Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of a director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derives an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law. Our certificate of incorporation and by-laws also contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

3.

Item 2. Exhibits.

Exhibit
Number	Description
3.1	Restated Certificate of Incorporation, as amended (1)

3.2	Certificate of Amendment of Restated Certificate of Incorporation (2)

3.3	By-laws (3)

      (1) Incorporated by reference to exhibit 3-A of the Registrant’s Form 10-K/A for the year ended June 27, 1992, filed with the Commission on April 2, 1993.

      (2) Filed herewith.

      (3) Incorporated by reference to exhibit 3-B of the Registrant’s Form 10-K/A for the year ended June 27, 1992, filed with the Commission on April 2, 1993.

4.

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cuisine Solutions, Inc.
Date: February 22, 2005	By:	/s/ STANISLAS VILGRAIN
Stanislas Vilgrain
Chief Executive Officer

5.

INDEX TO EXHIBITS

Exhibit
Number	Description
3.1	Restated Certificate of Incorporation, as amended (1)

3.2	Certificate of Amendment of Restated Certificate of Incorporation (2)

3.3	By-laws (3)

      (1) Incorporated by reference to exhibit 3-A of the Registrant’s Form 10-K/A for the year ended June 27, 1992, filed with the Commission on April 2, 1993.

      (2) Filed herewith.

      (3) Incorporated by reference to exhibit 3-B of the Registrant’s Form 10-K/A for the year ended June 27, 1992, filed with the Commission on April 2, 1993.

6.